UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               DONEGAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   257701 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                 1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No.  257701 10 2                                    Page 2 of 17 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Donegal Mutual Insurance Company
      |      I.R.S. I.D. No. 23-1336198
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |_|
      |
      |       N/A
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |       WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)                                        |_|
      |
      |       N/A
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |    3,512,356 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |    N/A
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |    3,512,356 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |    N/A
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |    3,512,356 shares
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |   (See Instructions)
    |
    |    N/A
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |    58.2%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |     IC     HC
--------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     Item 1 is hereby restated in its entirety as follows:

     This Amendment No. 7 to Schedule 13D relates to the Common Stock, $1.00 par value, of Donegal Group Inc. ("DGI"). The principal executive offices of DGI are located at 1195 River Road, Marietta, Pennsylvania 17547.

     Item 2. Identity and Background.

     Item 2 is hereby supplemented and restated in its entirety as follows:

     The principal place of business and principal office of Donegal Mutual Insurance Company ("DMIC"), a Pennsylvania mutual insurance company, the entity filing this Schedule 13D, are located at 1195 River Road, Marietta, Pennsylvania 17547. The names of DMIC's executive officers and directors are as follows:
Donald H. Nikolaus, Ralph G. Spontak, Cyril J. Greenya, James B. Price, Robert
G. Shenk, William H. Shupert, Daniel J. Wagner, Frank J. Wood, Patricia A. Gilmartin, Philip H. Glatfelter, II, Charles A. Heisterkamp, III, M.D., John E. Hiestand, C. Edwin Ireland, R. Richard Sherbahn and Frederick W. Dreher. Such persons can be contacted through DMIC at 1195 River Road, Marietta, Pennsylvania 17547.

     Mr. Nikolaus has been President and Chief Executive Officer of DMIC since 1981 and a Director of DMIC since 1972. Mr. Nikolaus has been President of DGI since 1986. Mr. Nikolaus has also been a partner in the law firm of Nikolaus & Hohenadel since 1972.

     Mr. Spontak has served as Senior Vice President of DMIC and DGI since 1991, Chief Financial Officer of DMIC and DGI since 1983, Secretary of DMIC and DGI since 1988 and a director of DMIC since September 1993.

     Mr. Greenya has been Senior Vice President, Underwriting of DMIC since December 1997, was Vice President, Commercial Underwriting of DMIC from 1992 until December 1997 and served as Manager, Commercial Underwriting of DMIC from 1983 to 1992.

     Mr. Price has served as Senior Vice President, Claims of DMIC since December 1997 and was Vice President, Claims of DMIC from 1973 until December 1997.

     Mr. Shenk has been Senior Vice President, Claims of DMIC since December 1997, was Vice President, Claims of DMIC from 1992 until December 1997 and served as Manager, Casualty Claims of DMIC from 1985 to 1992.

     Mr. Shupert has been Senior Vice President, Underwriting of DMIC since 1991 and served as Vice President, Underwriting of DMIC for 18 years prior thereto. Mr. Shupert has been a director of DMIC since December 1996.

     Mr. Wagner has been Treasurer of DMIC since 1993 and served as Controller of DMIC for five years prior thereto.

     Mr. Wood has served as Senior Vice President, Marketing of DMIC since December 1997 and was Vice President - Marketing of DMIC from 1988 until December 1997.

     Mrs. Gilmartin has been an employee of Donegal Insurance Agency, which is not affiliated with DMIC or DGI, since 1969. Mrs. Gilmartin has been a Director of DMIC since 1979.

     Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a Director of DMIC since 1981 and has served as Vice Chairman of DMIC since 1991.

     Dr. Heisterkamp has practiced as a surgeon in Lancaster, Pennsylvania for more than the past five years and has been a Director of DMIC since 1979.

     Mr. Hiestand has served as President of Hiestand Memorials, Inc. since 1977 and has been a Director of DMIC since 1983.

     Mr. Ireland is the former Chairman of the Lancaster Industrial Development Authority. Mr. Ireland retired from Hamilton Watch Company in 1970. Prior thereto, he was Vice President, Secretary and Treasurer of Hamilton Watch Company. Mr. Ireland has been a Director of DMIC since 1972 and Chairman of its Board of Directors since 1985. He has been Chairman of DGI's Board of Directors since 1986.

     Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a Director of DMIC since 1967.

     Mr. Dreher has been a partner in the law firm of Duane, Morris & Heckscher LLP since 1970 and a director of DMIC since December 1996.

     In addition to the positions described above, the following individuals also serve as directors of DGI: Donald H. Nikolaus, Patricia A. Gilmartin, Philip H. Glatfelter, II, C. Edwin Ireland and R. Richard Sherbahn. The other directors of DGI are Robert S. Bolinger and Thomas J. Finley, Jr. All of these individuals have been directors of DGI since DGI's formation in August 1986.

     All of the executive officers and directors of DMIC are citizens of the United States of America. Neither DMIC nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors). Neither DMIC nor any of its executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented and restated in its entirety as follows:

     DMIC formed DGI as DMIC's wholly owned subsidiary in August 1986. At that time, DMIC purchased 2,333,333 shares of DGI's Common Stock for $15,000,000, or $6.43 per share. In October 1986, DGI sold 600,000 shares of its Common Stock to the public at $9.00 per share.

     In December 1987, DMIC purchased a total of 45,100 shares of DGI's Common Stock. In January 1988, DMIC purchased a total of 15,600 shares of DGI's Common Stock. From February 1, 1988 to February 18, 1988, DMIC purchased a total of 1,000 shares of DGI's Common Stock.

     In September 1993, DMIC sold 200,000 shares of DGI Common Stock as part of an underwriting in which DGI sold 1,150,000 shares of its Common Stock.

     From December 23, 1994 to December 31, 1994, DMIC purchased a total of 43,000 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $565,875.

     From January 1, 1995 to June 15, 1995, DMIC purchased a total of 34,500 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $534,437.

     On June 8, 1995, pursuant to an agreement among DGI, DMIC and Harry E. Newman, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Newman in a private transaction at $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 8, 1995, for a total cost of $544,000. A copy of this agreement was filed as Exhibit K to Amendment No. 4 to DMIC's Schedule 13D.

     On June 15, 1995, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 10,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at $16.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 15, 1995, for a total cost of $165,000. A copy of this agreement was filed as Exhibit L to Amendment No. 4 to DMIC's Schedule 13D.

     On September 29, 1995, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 29, 1995, for a total cost of $425,000. A copy of this agreement was filed as Exhibit M to Amendment No. 5 to DMIC's Schedule 13D.

     On November 6, 1995, pursuant to an agreement among DGI, DMIC and William
H. Shupert, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Shupert in a private transaction at a price of $18.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on November 6, 1995, for a total cost of $576,000. A copy of this agreement was filed as Exhibit N to Amendment No. 5 to DMIC's Schedule 13D.

     On May 6, 1996, pursuant to an agreement among DGI, DMIC and Ralph G. Spontak, DMIC purchased 50,000 shares of DGI's Common Stock directly from Mr. Spontak in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996, for a total cost of $875,000. On May 6, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996 for a total cost of $437,500. On May 8, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 30,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 8, 1996, for a total cost of $525,000. Copies of these agreements were filed as Exhibit O, Exhibit P and Exhibit Q respectively, to Amendment No. 6 to DMIC's Schedule 13D.

     On August 12, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 5,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.75 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on August 12, 1996, for a total cost of $88,750. A copy of this agreement is filed as Exhibit R to this Amendment No. 7 to DMIC's Schedule 13D.

     On September 1, 1996, Donegal purchased 4,000 shares of DGI Common Stock directly from the estate of a deceased employee at a price of $17.25 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 1, 1996, for a total cost of $69,000.

     Effective July 15, 1997, DGI effected a 4-for-3 split of its outstanding Common Stock. DMIC received 873,877 additional shares of DGI Common Stock as a result of this stock split.

     On November 14, 1997, pursuant to the DGI Dividend Reinvestment Plan, which was adopted in July 1997, DMIC purchased 16,846 shares of DGI Common Stock at a price of $20.75 per share, representing the average of the closing prices per share of DGI Common Stock on November 7, 10, 11, 12 and 13, 1997, for a total cost of $349,551. For information regarding the DGI Dividend Reinvestment Plan reference is made to DGI's Form S-3 Registration Statement (Commission File No. 333-36585) which became effective on October 16, 1997.

     All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital.

     Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented and restated in its entirety as follows:

     The shares purchased by DMIC in December 1987 and in January and February 1988 were purchased to increase DMIC's investment in DGI because the Board of Directors of DMIC believed the shares of DGI, in the price range in which those shares were trading, were an attractive and prudent investment for DMIC.

     On December 15, 1994, DMIC's Board of Directors authorized DMIC, once all necessary regulatory approval was received, to purchase up to 300,000 shares of DGI's Common Stock over the next 12 months in transactions that, to the extent shares are purchased in open market transactions, meet the conditions set forth in Rule 10b-18 as promulgated by the Securities and Exchange Commission. On December 22, 1994, the Pennsylvania Insurance Commissioner issued an order which exempted DMIC's purchases of up to 300,000 shares of Common Stock of DGI from the notice and approval provisions of Section 1402(a)(1) of the Pennsylvania Insurance Company Law of 1921, as amended. A copy of this order was attached as
Exhibit I to Amendment No. 3 to DMIC's Schedule 13D filed with the Securities and Exchange Commission on January 6, 1995. On December 22, 1994, DMIC issued a press release to announce its plan to initiate such purchases of DGI stock. A copy of this press release was attached as Exhibit J to Amendment No. 3 to DMIC's Schedule 13D. On December 21, 1995, as reported in Amendment No. 5 to DMIC's Schedule 13D, DMIC's Board of Directors extended the authority to purchase up to 300,000 shares of DGI Common Stock to December 31, 1996 and, on December 16, 1996, further extended such authority to December 31, 1997.

     On December 18, 1997, DMIC's Board of Directors authorized DMIC, once all necessary regulatory approval was received, to purchase up to 300,000 additional shares of DGI Common Stock in open market transactions pursuant to Rule 10b-18, in private transactions with employees of DGI and pursuant to DGI's Dividend Reinvestment Plan, in all cases at market prices prevailing from time to time. On January 6, 1998, Donegal submitted a request that the Pennsylvania Insurance Commissioner issue an order exempting any such purchases from the notice and approval provisions of Section 1402(a)(1) of the Pennsylvania Insurance Company Law.

     The shares of DGI Common Stock purchased by DMIC from December 23, 1994 through November 14, 1997 pursuant to the authorization and approval described in this Item 4 were purchased to maintain or increase DMIC's investment in DGI because the DMIC Board of Directors believes the purchase of the shares represented an attractive investment opportunity and, by maintaining and increasing DMIC's percentage ownership of DGI, will provide greater financial flexibility to DMIC in the future. DMIC reserves the right in the future to purchase additional shares of DGI Common Stock for the same reasons, subject to the aggregate limit of the 300,000 shares noted above unless further authorization is obtained from Donegal's Board of Directors, in open market transactions that meet the requirements of Rule 10b-18, in private transactions with employees of DGI and pursuant to DGI's Dividend Reinvestment Plan, in all cases at market prices prevailing from time to time.

     Whether DMIC purchases any additional shares of DGI, and the amount and timing of any such purchases, will depend on DMIC's continuing assessment of relevant factors, including, without limitation, the following: the availability of shares of DGI Common Stock at particular price levels, DGI's business and prospects, other investment opportunities available to DMIC, DMIC's business and prospects, general economic conditions, stock market conditions, conditions and prospects in the property/casualty insurance industry generally and other plans and capital requirements of DMIC. Since DMIC already has control of DGI and has had such control since DGI's formation, none of DMIC's purchases to date or possible future purchases, in the opinion of DMIC, has had or will have any effect on the control of DGI.

     Except as stated herein, neither DMIC nor, to the best knowledge of DMIC, any of the executive officers or directors of DMIC, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of DGI, or the disposition of securities of DGI; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DGI or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of DGI or any of its subsidiaries; (d) any change in the present Board of Directors or management of DGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on DGI's Board of Directors; (e) any material change in the present capitalization or dividend policy of DGI; (f) any other material change in DGI's business or corporate structure; (g) changes in DGI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DGI by any person; (h) causing a class of securities of DGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of DGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated herein. However, DMIC and the other persons identified in Item 2 hereof reserve the right to formulate plans or proposals with respect to one or more of the foregoing matters in the future.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplemented and restated in its entirety as follows:

     (a) As of the date of this Amendment No. 7 to DMIC's Schedule 13D, the following persons and entity beneficially owned the number of shares of Common Stock of DGI set forth opposite their respective names:

                                               Shares         Percent of
      Name of Individual                    Beneficially     Outstanding
     or Identity of Group                     Owned(1)      Common Stock(2)
     --------------------                   ------------    ---------------

5% Holders:

Donegal Mutual Insurance Company ......     3,512,356           58.2%
1195 River Road
Marietta, Pennsylvania 17547

Directors of DGI:

C. Edwin Ireland ......................        10,488(4)          --
Donald H. Nikolaus ....................        73,341(5)         1.2%
Patricia A. Gilmartin .................         4,087(4)          --
Philip H. Glatfelter, II ..............         4,353(4)          --
R. Richard Sherbahn ...................         2,621(4)          --
Robert S. Bolinger ....................         3,288(4)          --
Thomas J. Finley, Jr ..................         3,088(4)          --

Executive Officers of DMIC and DGI (3):

Ralph G. Spontak ......................        27,287(6)          --
William H. Shupert ....................        13,832(7)          --
Frank J. Wood .........................         8,268(8)          --
Robert G. Shenk .......................         9,921(9)          --
Cyril J. Greenya ......................         7,515(10)         --
James B. Price ........................        11,270(11)         --
Daniel J. Wagner ......................         4,657(12)         --

Directors of DMIC (13):

Frederick W. Dreher ...................         9,255(4)          --
Charles A. Heisterkamp, III, M.D ......         2,488(4)          --
John E. Hiestand ......................         3,421(4)          --

----------------

(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

(2)  Less than 1% unless otherwise indicated.

(3)  Excludes Executive Officers listed under "Directors" of DGI.


(4) Includes 2,222 shares of DGI Common Stock the director has the option to purchase under DGI's 1996 Equity Incentive Plan for Directors, but excludes 2,222 shares of DGI Common Stock the director will have the option to purchase after each of April 30, 1998 and April 30, 1999, assuming the director's continued service in that capacity.

(5) Includes 33,333 shares of DGI Common Stock Mr. Nikolaus has the option to purchase under DGI's Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan").

(6) Includes 16,666 shares of DGI Common Stock Mr. Spontak has the option to purchase under DGI's 1996 Equity Incentive Plan.

(7) Includes 9,333 shares of DGI Common Stock Mr. Shupert has the option to purchase under DGI's 1996 Equity Incentive Plan.

(8) Includes 6,666 shares of DGI Common Stock Mr. Wood has the option to purchase under DGI's 1996 Equity Incentive Plan.

(9) Includes 6,666 shares of DGI Common Stock Mr. Shenk has the option to purchase under DGI's 1996 Equity Incentive Plan.

(10) Includes 6,666 shares of DGI Common Stock Mr. Greenya has the option to purchase under DGI's 1996 Equity Incentive Plan.

(11) Includes 6,666 shares of DGI Common Stock Mr. Price has the option to purchase under DGI's 1996 Equity Incentive Plan.

(12) Includes 4,444 shares of DGI Common Stock Mr. Wagner has the option to purchase under DGI's 1996 Equity Incentive Plan.

(13) Excludes Directors listed under "Directors of DGI" and "Executive Officers of DMIC and DGI."

     (b) All of the persons together with his or her spouse and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     (c) From December 23, 1994 through December 31, 1997, DMIC has made the following purchases of DGI Common Stock in the open market through a broker:

               Date          Number of Shares    Price Per Share
               ----          ----------------    ---------------

             12/23/94             5,000             $11 7/8
             12/23/94            10,000              12
             12/27/94             5,000              12 3/4
             12/28/94             2,000              13
             12/29/94             7,000              13 3/4
             12/30/94             9,000              14 1/2
             12/30/94             5,000              14
             01/04/95             2,000              14 3/4
             01/23/95             2,000              14 1/2

             01/30/95             6,000              14 1/2
             03/06/95             5,000              14 1/2
             03/21/95             5,000              14 1/2
             05/16/95             1,000              16 7/8
             05/17/95             2,000              16 3/4
             05/30/95             1,500              17
             06/08/95             5,000              17
             06/09/95             5,000              17
                                 ------
             Total               77,500
                                 ======

     In addition, as noted in Item 3, between June 8, 1995 and September 1, 1996 DMIC purchased 213,000 shares of DGI Common Stock from five stockholders in private transactions, and on November 14, 1997 DMIC purchased 16,846 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan.

     To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock during the 60 days preceding the date of the filing of this Amendment No. 7, except purchases pursuant to the DGI Dividend Reinvestment Plan, the DGI Employee Stock Purchase Plan and restricted stock awards of January 2, 1998.

     Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby restated in its entirety as follows:

     None, except (1) DMIC has the power to direct the voting and disposition of the shares owned by DMIC, (2) the directors and executive officers of DMIC named in Item 2 hereof have the power to direct the voting and disposition of the shares of DGI Common Stock respectively owned by such individuals as indicated in Item 5(a) hereof and (3) the individuals listed in Item 5(a) hereof have the power to exercise the options to purchase DGI Common Stock disclosed in footnotes (4) through (12) thereto.

     Item 7. Materials to be filed as Exhibits.

     Exhibit R Agreement dated as of August 12, 1996 among Donegal Group Inc.,
               Donegal Mutual Insurance Company and Donald H. Nikolaus.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    DONEGAL MUTUAL INSURANCE COMPANY


                                    By: /s/ Ralph G. Spontak
                                        ----------------------------------------
                                        Ralph G. Spontak, Senior Vice President,
                                        Chief Financial Officer and Secretary


Dated: January 6, 1998

                                 Exhibit Index
                                 -------------

     Exhibit                             Exhibit Name                            Page Number
---------------          -------------------------------------------             -----------
Exhibit A (1)            Non-qualified Stock Option Agreement
                         dated December 31, 1986 between Donald
                         H. Nikolaus and Donegal Group Inc. and
                         Incentive Stock Option Agreement dated
                         December 31, 1986 between Donald H.
                         Nikolaus and Donegal Group Inc.

Exhibit B (1)            Non-qualified Stock Option Agreement
                         dated December 31, 1986 between Ralph
                         G. Spontak and Donegal Group Inc. and
                         Incentive Stock Option Agreement dated
                         December 31, 1986 between Ralph G.
                         Spontak and Donegal Group Inc.

Exhibit C (2)            Non-qualified Stock Option Agreement
                         dated September 1, 1991 between
                         Donald H. Nikolaus and Donegal Group Inc.

Exhibit D (2)            Non-qualified Stock Option Agreement
                         dated September 1, 1991 between
                         Ralph G. Spontak and Donegal Group Inc.

Exhibit E (2)            Incentive Stock Option Agreement dated
                         December 31, 1986 and Non-qualified
                         Stock Option Agreement dated December 31,
                         1986 and September 1, 1993 between
                         Harry E. Newman and Donegal Group Inc.

Exhibit F (2)            Incentive Stock Option Agreement dated
                         December 31, 1986 and Non-qualified
                         Stock Option Agreements dated December 31,
                         1986 and September 1, 1993 between
                         William H. Shupert and Donegal Group Inc.

Exhibit G (2)            Non-qualified Stock Option Agreement
                         dated September 1, 1991 between Frank J.
                         Wood and Donegal Group Inc.


     Exhibit                             Exhibit Name                            Page Number
---------------          -------------------------------------------             -----------
Exhibit H (3)            Non-qualified Stock Option Agreement
                         dated September 1, 1991 between
                         Daniel J. Wagner and Donegal Group Inc.

Exhibit I (3)            Order of Pennsylvania Insurance
                         Department, dated December 22, 1994,
                         granting an exemption from Section
                         1402(a)(1) of the Pennsylvania Insurance
                         Company Law for the share purchases
                         described therein.

Exhibit J (3)            Press release dated December 22, 1994.

Exhibit K (4)            Agreement dated as of June 8, 1995,
                         among Donegal Group Inc., Donegal
                         Mutual Insurance Company and Harry
                         E. Newman.

Exhibit L (4)            Agreement dated as of June 15, 1995
                         among Donegal Group Inc., Donegal Mutual
                         Insurance Company and Donald H. Nikolaus.

Exhibit M (5)            Agreement dated as of September 29, 1995
                         among Donegal Group, Inc., Donegal Mutual
                         Insurance Company and Donald H. Nikolaus.

Exhibit N (5)            Agreement dated as of November 6, 1995
                         among Donegal Group, Inc., Donegal Mutual
                         Insurance Company and William H. Shupert.

Exhibit O (6)            Agreement dated as of May 6, 1996 among
                         Donegal Group, Inc., Donegal Mutual
                         Insurance Company and Ralph G. Spontak.

Exhibit P (6)            Agreement dated as of May 6, 1996 among
                         Donegal Group, Inc., Donegal Mutual
                         Insurance Company and Donald H. Nikolaus.

Exhibit Q (6)            Agreement dated as of May 8, 1996 among
                         Donegal Group, Inc., Donegal Mutual
                         Insurance Company and Donald H. Nikolaus.



     Exhibit                             Exhibit Name                            Page Number
---------------          -------------------------------------------             -----------
Exhibit R (7)            Agreement dated as of August 12, 1996
                         among Donegal Group Inc., Donegal Mutual
                         Insurance Company and Donald H. Nikolaus.

---------------

(1)  Incorporated by reference to the like-numbered exhibit to the original
     Schedule 13D filing of Donegal Mutual Insurance Company.

(2) Incorporated by reference to the like-numbered exhibit to Amendment No. 2 to the Schedule 13D filing of Donegal Mutual Insurance Company.

(3) Incorporated by reference to the like-numbered exhibit to Amendment No. 3 to the Schedule 13D filing of Donegal Mutual Insurance Company.

(4) Incorporated by reference to the like-numbered exhibit to Amendment No. 4 to the Schedule 13D filing of Donegal Mutual Insurance Company.

(5) Incorporated by reference to the like-numbered exhibit to Amendment No. 5 to the Schedule 13D filing of Donegal Mutual Insurance Company.

(6) Incorporated by reference to the like-numbered exhibit to Amendment No. 6 to the Schedule 13D filing of Donegal Mutual Insurance Company.

(7)  Filed herewith.

                                   EXHIBIT R

                                   AGREEMENT
                                   ---------

     This Agreement is hereby entered into as of this 12th day of August, 1996, among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company (the "Mutual Company") and Donald H. Nikolaus (the "Optionholder").

                                   Recitals:
                                   --------

     WHEREAS, DGI has granted to the Optionholder the following nonqualified stock options (the "Options") to purchase common stock ("Common Stock") of DGI:

     A. Options to purchase 20,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share, or $60,000 in the aggregate; and

     WHEREAS, the Optionholder desires to exercise the Options and the Mutual Company desires to purchase from the Optionholder the 5,000 shares (the "Shares") to be acquired by the Optionholder upon the exercise of the Options, all in accordance with the terms and provisions of this Agreement;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, the Options for an aggregate exercise price of $60,000 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $17.75 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on August 12, 1996, for an aggregate purchase price of $88,750.00 (the "Purchase Price").

     2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in Section 4 hereof.

     3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $9,568.00 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in Section 4 hereof.

     4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise Price to DGI, (b) retaining the Withholding Amount, to be applied in accordance with applicable law and regulations for the Optionholder's account, and (c) paying the balance of the Purchase Price of $19,182.00 to the Optionholder.

     5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver to the Mutual Company a stock certificate representing the Shares registered in the name of the Mutual Company.

     6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

     7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                  DONEGAL GROUP INC.


                                  By: /s/ Ralph G. Spontak
                                      --------------------------------------
                                      Ralph G. Spontak
                                      Senior Vice President



                                  DONEGAL MUTUAL INSURANCE CO.


                                  By: /s/ Daniel J. Wagner
                                      --------------------------------------
                                      Daniel J. Wagner, Treasurer



                                      /s/ Donald H. Nikolaus
                                      --------------------------------------
                                      Donald H. Nikolaus